EXHIBIT 18

April 12, 2004

Monsanto Company
800 North Lindbergh Blvd.
St. Louis, MO 63167

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended February 29, 2004, of the facts relating to your decision to change your Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, annual goodwill impairment testing date from July 1 to March
1. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Monsanto Company (the "Company") and its consolidated subsidiaries as of any date or for any period subsequent to August 31, 2003. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Monsanto Company and its consolidated subsidiaries as of any date or for any period subsequent to August 31, 2003.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri